Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8388 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

31st December 2003

04012271

04 JAN 21 AM 7:21

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited ("JMH")
- Repurchase and Cancellation of Shares

Please be informed that on 31st December 2003, JMH has repurchased and cancelled a total of 5,531,835 ordinary shares from Clare Investment and Trustee Company Limited. The shares being repurchased and cancelled relate to share options issued pursuant to JMH's Senior Executive Share Incentive Schemes which have ceased to be exercisable under the terms of the relevant Trust Deeds of the said Schemes.

A copy of our announcement sent to the UK Listing Authority today reporting the above repurchase and cancellation is attached for your information.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

dlw 1/22

Encl

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Transaction in Own Shares
Released	07:00 31 Dec 2003
Number	7498T

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

REPURCHASE AND CANCELLATION OF SHARES

Please be advised of the following repurchase by JMH of its own shares from Clare Investment and Trustee Company Limited ("Clare"), the subsidiary and trustee of the Senior Executive Share Incentive Schemes of JMH, effective on 31st December 2003:-

Date of repurchase:	31st December 2003
Total number of shares repurchased:	5,531,835 ordinary shares
Highest price paid per share:	US$10.07
Lowest price paid per share:	US$1.21

The shares being repurchased and cancelled relate to share options issued pursuant to JMH's Senior Executive Share Incentive Schemes which have ceased to be exercisable under the terms of the relevant Trust Deeds of the said Schemes. The repurchase was carried out in accordance with the terms of the relevant Trust Deeds of the said Schemes as approved by the shareholders of JMH.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

31st December 2003

www.jardines.com

END

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